[UBS Securities LLC Letterhead]

May 21, 2009

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Valerie J. Lithotomos, Esq.

Division of Investment Management

Re:	Eaton Vance National Municipal Opportunities Trust

Form N-2 Registration Statement (File No. 333-156948)

Dear Sir or Madam:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, UBS Securities LLC, as representative of the several Underwriters, hereby joins the above-referenced registrant in requesting that the effective date of such Registration Statement be accelerated so that it will be declared effective by 10:00 a.m., Eastern Standard Time, on Tuesday, May 26, 2009, or as soon thereafter as possible.

The following information with respect to the expected approximate distribution of Preliminary Prospectuses dated April 21, 2009 and distributed between April 21, 2009 and May 26, 2009 is furnished pursuant to Rule 460 under the Securities Act of 1933:

Eaton Vance National Municipal Opportunities Trust

No. of Copies
To Individuals / Institutions / Prospective Underwriters	199,975
To Statistical, Public Services, NASD, NYSE	25

TOTAL	200,000

With respect to Rule 15c2-8 under the Securities Exchange Act of 1934 (the “Rule”), we wish to advise the Commission that the Underwriters will distribute copies of the Preliminary Prospectus to any person who is expected to receive a confirmation of sale at least 48 hours prior to the date we expect to mail such confirmations. Selected dealers, if any, represent that they will comply with the Rule.

Yours truly, UBS SECURITIES LLC

By:	/s/ John Key
John Key Managing Director